EXHIBIT 4.27

STOCK BONUS PLAN ASSUMPTION AGREEMENT

This Stock Bonus Plan Assumption Agreement (this “Agreement”) is entered into as of this 20th day of April, 2005 (the “Effective Date”), by and between the Earle M. Jorgensen Company, a Delaware corporation (the “Company”) and Earle M. Jorgensen Holding Company, Inc. (“Holding”), to facilitate administration of the Amended and Restated Employee Stock Bonus Plan of Holding, effective as of April 1, 2001, as amended and renamed (the “Stock Bonus Plan”), on behalf of participants of the Stock Bonus Plan (collectively, the “Participants”);

WHEREAS, in connection with a merger and financial restructuring (the “Merger”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of December 17, 2004 by and among Holding, the Company, EMJ Metals LLC and certain of Holding’s stockholders (the “Merger Agreement”), as amended, Holding has agreed to be merged into EMJ Metals LLC, with EMJ Metals LLC surviving and Holding ceasing to exist;

WHEREAS, Section 4.4 of the Merger Agreement provides that at the time the merger becomes effective (the “Effective Time”), the Stock Bonus Plan shall be assumed by the Company and shall continue in full force and effect until amended or changed in the manner provided by the provisions of the Stock Bonus Plan.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants of the parties set forth below and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	It is the intent of the parties that as a consequence of the Merger the Company will succeed to all of the obligations and liabilities of Holding with respect to the Stock Bonus Plan and become a party to that certain Earle M. Jorgensen Employee Stock Ownership Trust, established May 3, 1990, as amended (the “Trust”), and therefore, the Company hereby (a) assumes the Stock Bonus Plan and (b) agrees to perform, from and after the Effective Time, as a direct obligation of the Company, all of the obligations and liabilities of Holding with respect to the Stock Bonus Plan.

2.	The Trust, all agreements underlying the Trust and the responsibilities of the Wells Fargo Bank, N.A., the trustee (the “Trustee”), with respect to the Trust, the Stock Bonus Plan and the Participants shall (a) remain unchanged, (b) continue in full force and effect and (c) continue to apply in the same manner and scope and with the same applicability, following assumption of the Stock Bonus Plan by the Company, as was the case immediately prior to the Effective Time when the Stock Bonus Plan operated as a plan of Holding.

3.	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.	This Agreement may be executed in any number of counterparts, each of which may be deemed an original but all of which together shall constitute one of the same instrument.

5.	This Agreement shall be construed and governed in accordance with the internal laws of the State of Delaware and the Employee Retirement Income Security Act of 1974, as amended, without giving effect to principles of conflicts of law.

6.	If any party hereto commences any action or proceeding against any other party hereto arising our of or in connection with this Agreement, the prevailing party or parties shall be entitled to recover from the other party or parties in such action or proceeding its reasonable attorneys’ fees and costs of suit.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Stock Bonus Plan Assumption Agreement has been executed and delivered on the date first above written.

EARLE M. JORGENSEN COMPANY

By:	/s/ William S. Johnson
Name:	William S. Johnson
Title:	VP and CFO

EARLE M. JORGENSEN HOLDING COMPANY, INC.

By:	/s/ William S. Johnson
Name:	William S. Johnson
Title:	VP and CFO

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